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                    January 10, 2024

       Michael Chi Wai Woo
       Chief Executive Officer
       Eline Entertainment Group, Inc.
       1113, Tower 2, Lippo Centre
       89 Queensway
       Admiralty, Hong Kong

                                                        Re: Eline Entertainment
Group, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Filed March 31,
2023
                                                            File No. 000-30451

       Dear Michael Chi Wai Woo:

               We issued comments to you on the above captioned filing on December 18, 2023. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by January 24, 2024.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Frank Knapp at 202-551-3805 or Kristina Marrone at 202-551-3429 with any questions.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Real Estate & Construction